Change in Independent Accountant:

Item 304, Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934.

         Effective May 18, 1998 the Board of Trustees of Citizens Funds accepted the resignation of Tait, Weller & Baker as Auditor of the Trust. For the registrant's two most recent years prior to resignation there was neither an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.
         The approval of the change in audit firms was recommended by the Audit Committee of the registrant's board of trustees, a committee of the whole, and approved by the board of trustees.
         During the registrant's two most recent fiscal years there were no disagreements with Tait, Weller & Baker regarding any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure. Prior to engaging PricewaterhouseCoopers, on May 18, 1998, the registrant did not consult the newly engaged consultant regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements, nor was the newly engaged consultant consulted regarding the subject of a disagreement (as described in Item 304, paragraph (a)(1)(iv)) or a reportable event (as described in Item 304, paragraph
(a)(1)(iv)).